

THUNDER
E N E R G Y
TRUST

400, 321 – 6th Avenue SW
Calgary, AB T2P 3H3

P. 403.294.1635
F. 403.232.1317

thunderenergy.com

April 12, 2007

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.
USA



07022783

Dear Sir or Madam:

SUPPL

Re: Rule 12g3-2(b) Submission
Commission File No. 82-34957

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, Thunder Energy Trust hereby furnishes to the Commission the following:

1.   Press Release dated April 12, 2007.
2.   Press Release dated April 12, 2007.

Yours truly

Sheila Hearnden
Executive Assistant

PROCESSED

APR 2 4 2007

THOMSON
FINANCIAL



THUNDER ENERGY TRUST

NEWS RELEASE

THY.UN

Thunder Energy Trust announces increase in Exchangeable Share Ratio

Calgary, Alberta April 12, 2007 - Thunder Energy Trust today announced the increase to the Exchange Ratio of the Exchangeable Shares of Thunder Energy Inc. from 1.33622 to 1.37266. This increase will be effective on April 16, 2007.

The increase in Exchange ratio is calculated by multiplying the Thunder Energy Trust Distribution per unit by the Exchange Ratio immediately prior to Record Date and dividing by the weighted average trading price per unit of THY.UN on the TSX for the 5 trading days preceding the Record Date.

A holder of Thunder Energy Inc. Exchangeable Shares can exchange all or a portion of their holdings into Thunder Energy Trust Units, at any time by giving notice to their investment advisor or Olympia Trust Company at its principal office at 2300, 125 - 9 Avenue SE Calgary, AB T2G 0P6.

Thunder Energy Trust is an oil and gas income trust having been created in July 2005.

For further information please contact:
Stuart Keck, President & C.E.O. or Pamela Kazeil, Vice President, Finance and C.F.O.
Thunder Energy Trust and Thunder Energy Inc.
Telephone: 403 294-1635 Facsimile: 403 232-1317
www.thunderenergy.com

Forward-looking Statements

This press release may contain forward-looking statements. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to: the risks associated with the oil and gas industry (e.g., operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, costs and expenses, and health, safety and environmental risks), commodity price and exchange rate fluctuation and uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures. Additional information on these and other factors that could affect the Company's operations or financial results are included in the Company's reports on file with Canadian securities regulatory authorities.



THUNDER ENERGY TRUST

NEWS RELEASE

THY.UN

Thunder Energy Trust declares 9-cent distribution

Calgary, Alberta, April 12, 2007 – Thunder Energy Trust has declared a distribution of 9 cents per trust unit to be paid on May 15, 2007, in respect of April production, for unit holders of record on April 23, 2007. The ex distribution date is April 19, 2007.

Thunder Energy Trust is an oil and gas income trust having been created in July 2005.

For further information please contact:
Stuart Keck, President & C.E.O. or Pamela Kazeil, Vice President, Finance and C.F.O.
Thunder Energy Trust and Thunder Energy Inc.
Telephone: 403 294-1635 Facsimile: 403 232-1317
www.thunderenergy.com

Forward-looking Statements

This press release may contain forward-looking statements including expectations of future production, cash flow and earnings. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to: the risks associated with the oil and gas industry (e.g., operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, costs and expenses, and health, safety and environmental risks), commodity price and exchange rate fluctuation and uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures. Additional information on these and other factors that could affect the Company's operations or financial results are included in the Company's reports on file with Canadian securities regulatory authorities.



END